August 10, 2006

Via EDGAR and Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attention:	H. Roger Schwall Assistant Director
  Re:
  Apex Silver Mines Limited
  Form S-3 filed June 9, 2006
  File No. 333-134912

  Form 10-K for the Fiscal Year Ended December 31, 2005
  Filed March 31, 2006
  File No. 001-13627

  Form 10-Q for the Fiscal Quarter Ended March 31, 2006
  Filed May 9, 2006
  Form No. 1-13627

Dear Mr. Schwall:

        On behalf of Apex Silver Mines Limited (the "Company"), set forth below are the responses of the Company to the comments received from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter dated July 5, 2006 (the "SEC Letter"), regarding the above-referenced filings.

        For the convenience of the Staff, we have transcribed the comments being addressed and the Company's responses to each comment in sequence. Responses are provided immediately below the relevant comment.

Form S-3 (333-134912)

        Comment 1:    We have received your requests for confidential treatment. We will issue in a separate letter any comments relating to the confidential treatment request. We will not be in a position to consider a request for accelerated effectiveness of the Form S-3 until all outstanding issues, including any relating to the requests for confidential treatment, have been resolved.

        Response:    Based on a telephone discussion with the Staff on July 20, 2006, we understand that the Company's requests for confidential treatment have been approved.

Form 10-K for the Fiscal Year Ended December 31, 2005—Financial Statements

        Comment 2:    We note that your auditors' report does not refer to the audit of the cumulative period from December 22, 1994 (inception) through December 31, 2005 presented in your financial statements; however the cumulative period columns are not labeled unaudited. Please resolve this inconsistency.

        Response:    The Company will amend its Form 10-K to include a revised auditor's report referring to the cumulative period from inception through December 31, 2005.

        Comment 3:    Tell us why you classified your fiscal year 2005 restricted cash balance increase of $135 million as an investing cash outflow on your statements of cash flows, given that you are reporting the restricted cash as an asset on your balance sheet as of December 31, 2005. Similarly, explain why you classified your first quarter 2006 restricted cash balance decrease of $88.6 million as an investing cash inflow on your statements of cash flows on page 5 of your Form 10-Q, given that you appear to have held the cash at the beginning of this period. Explain the reasons you believe your reporting is consistent with the purpose of the statement described in paragraphs 4 through 6 of SFAS 95, and how you have interpreted the definitions of cash and cash equivalents and investing cash flows that are set forth in paragraphs 8 and 15 through 17 of this guidance in arriving at your view.

        Response:    As of the end of December 31, 2005, the Company had set aside in escrow or other depository accounts $135 million to: (1) cover future interest payments on the Company's 4.0% Convertible Senior Subordinated Notes, (2) collateralize letters of credit required by contractors involved in the construction of the Company's San Cristobal project, (3) provide for construction advances to certain contractors, (4) collateralize certain hedge liabilities, or (5) provide funds to cover cost over-runs, if incurred, in connection with the construction of the San Cristobal project. The Company was required to deposit most of this amount in order to comply with certain covenants contained in its San Cristobal project finance facility. The amount of restricted cash and cash equivalents declined by $88.6 million during the quarter ended March 31, 2006 primarily because amounts set aside as restricted cash were spent on the construction of the project.

        The $135 million could only be used for specific purposes and was unavailable to the Company for other purposes until such time as certain obligations are met by the Company. As required by Rule 5-02 of Regulation S-X, it was therefore segregated from cash and cash equivalents on the balance sheet and was not reported in the beginning and ending balances of cash and cash equivalents in the statement of cash flows. This treatment is consistent with the guidance of paragraphs 4 and 6 of SFAS 95 and the definition of cash and cash equivalents found in paragraphs 8 and 15 through 17 of SFAS 95.

        The Company believes that the change in its restricted cash balance is appropriately classified as cash flows from investing activities, particularly as this cash is temporarily invested in cash or other asset accounts that can only be used for a specific purpose. This treatment is similar to an investment in marketable securities, the cash flows for which are treated as investing activities under SFAS 95, par. 15-17. Paragraph 5 of SFAS 95 specifically provides that information on the statement of cash flows should help investors assess the enterprise's ability to meet its obligations. Therefore, changes in restricted cash and cash equivalents flow through the statement of cash flows as would other investing activity that increases or reduces the balance of cash and cash equivalents.

        The amounts set aside at December 31, 2005 reduced cash and cash equivalents and were thus reflected as an investing cash outflow on the statement of cash flows. The reduction in the amount of restricted cash and cash equivalents during the first quarter of 2006 increased cash and cash equivalents and were thus reflected as an investing cash inflow on the statement of cash flows.

        Comment 4:    We note you disclose that Apex Silver was formed in March 1996 to serve as a holding company for certain ownership interests in Apex LDC, and that in August 1996, you completed a recapitalization effected by a one-for-one exchange of shares between Apex Silver and Apex LDC. Please clarify in your disclosure why you used an inception date of December 22, 1994 in your financial statements if you were not formed until March 1996. Additionally, clarify whether your recapitalization was a reverse merger, and what recapitalization items have been given retroactive effect to the date of incorporation of Apex LDC. Disclose the number of shares exchanged, and the number of shares outstanding immediately before and after your recapitalization transaction. It should be clear which entity was regarded as the acquiring entity for accounting purposes.

        Response:    In earlier filings, the Company has provided significantly more detail in footnote 1 to its audited financial statements ("Incorporation, Recapitalization and Operations") regarding its predecessor company. Over the last several years, the Company has substantially condensed that disclosure.

        The Company provides as supplemental information and will include in future filings the following disclosure in footnote 1 to its audited financial statements:

          Apex Silver Mines LDC ("Apex LDC") was incorporated under the laws of the Cayman Islands on November 23, 1994 as a 30-year limited duration company and was capitalized on December 22, 1994. Apex Silver Mines Limited ("Apex Silver" or the "Company") was formed under the laws of the Cayman Islands in March 1996 for the sole purpose of serving as a holding company for certain ownership interests in Apex LDC. A recapitalization was affected on August 6, 1996 whereby approximately 8.8 million or 55% of the then-outstanding shares of Apex LDC were exchanged on a one-for-one basis for identical equity instruments of Apex Silver (the "Recapitalization"). Apex Silver had no shares outstanding prior to the Recapitalization. In conjunction with the Recapitalization, Apex Silver and the shareholders of Apex LDC entered into a Buy-Sell Agreement (the "Buy-Sell Agreement") which was designed to maintain the same beneficial interest in Apex LDC attributable to all shareholders of Apex LDC prior to the Recapitalization. Pursuant to the terms of the Buy-Sell Agreement, upon the request of the shareholders, Apex Silver was required to purchase the remaining outstanding shares of Apex LDC in exchange for cash, ordinary shares or a combination thereof, in the Company's option. During 1996 and 1998, Apex Silver acquired the remaining outstanding shares of Apex LDC by exchanging on a one-for-one basis identical equity instruments of Apex Silver. Upon completion of the purchase of 100% of the outstanding shares of Apex LDC a total of approximately 20.2 million shares had been exchanged with Apex LDC. The recapitalization was considered a reorganization of entities under common control and consequently, for purposes of these financial statements, Apex Silver is considered the successor to Apex LDC and includes the carry over basis of all of the assets and liabilities of Apex LDC, from the inception date of December 22, 1994.

        Comment 5:    Please expand your disclosure to add details sufficient to understand how your accounting policy compares to that required under EITF 04-3 for costs of acquiring properties having value beyond proven and probable reserves.

        Response:    The Company provides as supplemental information and will include in future filings the following disclosure (with changes from current disclosure marked) in footnote f of Note 2 to its audited financial statements:

        f. Mining properties, exploration and development costs

          The Company expenses general prospecting costs and the costs of acquiring and exploring unevaluated mineral properties. When a mineral property is determined to have proven and probable reserves, subsequent development costs are capitalized to mineral properties. Mineral properties include acquisition costs and property development costs. According to EITF 04-3, the Company includes any value beyond proven and probable reserves when allocating mineral property acquisition costs. When mineral properties are developed and operations commence, capitalized costs are charged to operations using the units-of-production method over proven and probable reserves. Upon abandonment or sale of a mineral property, all capitalized costs relating to the specific property are written off in the period abandoned or sold and a gain or loss is recognized.

        Comment 6:    We note your disclosure indicating that in the future you may apply hedge accounting to certain of your metals derivative positions. Please understand that in order to qualify for hedge accounting of forecasted transactions, or the normal sales scope exception in SFAS 133, it is likely you would first need to establish production at a level that would allow you to appropriately form expectations about probability of occurrence; or to show sales at a level that would appropriately be characterized as normal.

        Response:    The Company has performed an extensive study regarding the application of SFAS 133 and the ability to designate hedge accounting for its metals derivatives associated with the financing of the San Cristobal project. One of the conclusions of this study is that it would be difficult, prior to establishing consistent production at the property, for the Company to make the necessary assertions as required by SFAS 133, with a high level of probability, as to the occurrence of production in a specific reporting period to which the derivatives relate. The Company's disclosure is intended to indicate that at some time in the future, after establishing consistent production, the Company may reconsider whether to elect hedge accounting.

        Comment 7:    We note from your statements of cash flows on page F-9 that you had a $145.5 million investing cash inflow in 2005 from sale of held-to-maturity investments. We note your disclosure on page F-19 that you had to liquidate $34 million of these investments prior to their maturity dates as a requirement of your project finance facility. Please clarify in your disclosure the reason for your sale of the remaining held-to-maturity investments. The conditions supporting your initial and continuing classification of the investments in accordance with the guidance in paragraphs 7 through 9 of SFAS 115 should be clear.

        Response:    Set forth below is the disclosure regarding held-to-maturity investments provided by the Company in footnote 3 of its unaudited financial statements in the Form 10-Q for the quarter ended June 30, 2006. The Company will provide similar disclosure in future filings.

          To fulfill the requirements of the San Cristobal project finance facility the Company liquidated prior to their maturity dates approximately $34.0 million of investments in the fourth quarter of 2005 and $12.0 million of investments in the first quarter of 2006, which were previously recorded as held-to-maturity ("HTM") securities. The Company recognized a $0.2 million and $0.1 million loss on the liquidation for the fourth quarter of 2005 and first quarter of 2006, respectively. The liquidation was necessitated by the terms of the project finance facility which required the Company to transfer substantially all of its cash and/or investments to collateral accounts to restrict funds necessary to complete the San Cristobal project. Certain covenants related to the project finance facility restricted the maturity dates of investments held in the collateral accounts to less than one year. A portion of the Company's HTM portfolio had maturity dates slightly beyond the one year limitation. As a result, prior to transferring the securities to the project finance collateral accounts, those HTM securities with maturities greater than one year were liquidated and reinvested in instruments with maturities less than one year. During the full year 2005 and for the six month period ended June 30, 2006 the Company recorded as an investing cash inflow an additional $126.3 million and $19.8 million respectively related to HTM securities that matured on their maturity dates. The Company believes the project financing requirements which caused the Company to liquidate a portion of its HTM investments prior to their maturity dates represent an isolated, unanticipated event that does not change the Company's ability or intent to hold its remaining HTM investments until their maturity dates.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006—Financial Statements

        Comment 8:    The guidance in Rule 10-01(a)(4) of Regulation S-X requires a greater level of detail in the operating section of your statement of cash flows when changes in individual line items exceed 10 percent of the average cash provided by operations for the most recent three years. Please comply with this guidance.

        Response:    Rule 10-01(a)(4) of Regulation S-X provides that the statement of cash flows may be abbreviated starting with a single figure of net cash flows from operating activities and then showing cash changes from investing and financing activities when individually those items exceed 10% of the average of net cash flows from operating activities for the most recent three year period. Based on this provision, the Company has concluded that it is in compliance with Rule 10-01(a)(4) of Regulation S-X.

        Comment 9:    We note you disclose that in February 2006 you began mining "significant amounts" of oxide ore reserves at your San Cristobal project, which have been placed in stockpiles for future processing; and that you believe the quantity and value of the minerals mined were sufficient to declare the start of ore production under EITF 04-6. Accordingly, you began including costs associated with your oxide ore production as long term inventory in your financial statements. Tell us how you concluded that the accounting for your stripping costs complied with EITF 04-6 if your minerals are not yet saleable.

        Response:    In the process of developing the ore body at the San Cristobal project in anticipation of mill start-up in mid 2007, ore reserves are being mined and stockpiled. To begin milling operations in 2007 there must be a sufficient supply of stockpiled ore to allow the mill to operate uninterrupted according to the ramp-up schedule in the development plan. The stockpiled ore represents work-in-process inventory for the saleable mill product, which is a concentrated mineral material that will be sold to smelters for conversion into various metals. As such, the mining costs associated with the stockpiled ore represent the first costs in a series of processes leading to a saleable product. If mining costs were not assigned to the ore stockpile, then the first saleable production from the mill would have an unusually high margin as a result of not recording mining costs against the product sold.

        EITF 04-6 states that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced. The EITF has also issued additional guidance defining the commencement of production as the period when saleable minerals are first "extracted" in greater than de minimis amounts. In February 2006, the Company began mining significant amounts of oxide ore reserves at its San Cristobal project, which will ultimately be processed in the mill. By March 31, 2006, approximately 700,000 tonnes of oxide ore had been stockpiled for future processing. Significant additional oxide and sulfide ore reserves are expected to be mined and stockpiled over the next year, prior to the commencement of milling operations.

        Creation of a saleable product at a mining operation such as San Cristobal involves a series of continual processes, beginning with extraction of the ore from the mine, proceeding through various stages of material size reduction through crushing and grinding, and physical and chemical separation of the metal bearing material from non metal bearing material through a flotation process. To properly reflect the cost of the saleable product, costs incurred throughout the production process must be captured. The Company has concluded that for purposes of EITF 04-6, production begins when the process to create a saleable product begins. This process first begins when saleable minerals are extracted in greater than de minimis quantities, as has occurred at San Cristobal. As a result, following the guidance of EITF 04-6, mining costs inventoried as part of ore stockpiles during the first quarter of 2006 include the stripping costs incurred during that period.

Form 10-K for Fiscal Year Ended December 31, 2005—Engineering Comments

        Comment 10:    You present the proven and probable reserves as the sum total of these categories. Combining the proven and probable reserve categories, is contrary to the explicit guidance of Industry Guide 7, which provides that reserves may be combined as "proven/probable" only if proven and probable reserves cannot be readily segregated. Please provide clarifying statements within the filing explaining why these reserve categories cannot be separated and define your criteria for designating reserves. In the event you can distinguish between the reserve categories, please provide clarifying statements within the filing explaining as to how you distinguish between proven and probable reserves and restate your reserve tables, segregating the proven ore from the probable ore.

        Response:    The Company will include in future filings clarifying statements explaining how it distinguishes between proven and probable reserves and a reserve table in which proven ore is shown separately from probable ore. The disclosure in future filings will be substantially as follows:

          The following table shows our proven and probable reserves of silver, zinc, and lead for sulfide ore and oxide ore at the San Cristobal project. Our reserves were calculated by Mine Reserves Associates, Inc., using a fully designed pit model that incorporates design slopes, practical mining shapes and access ramps. Ore blocks within the deposit model are designated as proven if they are within 40 meters (40 percent of the average variogram range) and at least three drill holes were used to evaluate the block. Ore blocks are designated as probable if they are between 40 meters and the average variogram range of 100 meters and at least two drill holes were used to evaluate the block. Additionally, blocks within 40 meters but evaluated by a single drill hole were also classified as probable. Proven and probable classifications are only determined after economic criteria are applied to define the ore.

Proven and Probable Reserves
		Average Grade			Contained Metals(1)
	Tonnes of ore	Silver Grade	Zinc Grade	Lead Grade	Silver Ounces	Zinc Tonnes	Lead Tonnes
	(000s)	(g/tonne)	(%)	(%)	(000s)	(000s)	(000s)
Proven
Probable

Total
Proven and Probable Reserves
		Average Grade			Contained Metals(1)
	Tonnes of ore	Silver Grade	Zinc Grade	Lead Grade	Silver Ounces	Zinc Tonnes	Lead Tonnes
	(000s)	(g/tonne)	(%)	(%)	(000s)	(000s)	(000s)
Sulfide Ore
Oxide Ore

Total

(1)
Amounts are shown as contained metals in ore and therefore do not reflect losses in the recovery process. Sulfide ore reserves are expected to have an approximate average recovery of     % for silver,    % for zinc and    % for lead. Oxide ore reserves are expected to have an average recovery of    % for silver and    % for lead. Based on the assumptions contained in the reserve report prepared by Mine Reserves Associates, Inc., the estimated strip ratio of the mine is            :1.

        Comment 11:    You disclose a total of 62 exploration properties in which your company has an interest. The company website summarizes the major exploration properties by country, providing a map showing the general locations, targeted mineralization, and acreages involved. For the material exploration property(s), provide the disclosures required by Industry Guide 7(b). In particular, provide:

  •
  The location, means of access to the property(s), and transportation from the property(s).

  •
  A brief description of the rock formations and mineralization of existing or potential economic significance on the property(s).

  •
  A description of any work completed on the property(s) and its' present condition.

  •
  Provide a description of equipment and other infrastructure facilities.

  •
  The current state of exploration of the property(s).

  •
  The total cost of the property(s) has incurred to date and planned future costs.

  •
  If applicable, provide a clear statement that the property(s) is without known reserves and the proposed program is exploratory in nature.

        Response:    With the exception of San Cristobal, each of the Company's properties is in an early stage of exploration and does not have defined resources or reserves. The Company has concluded that none of the properties is material and therefore has not provided the additional disclosure required by Industry Guide 7(b).

        Comment 12:    Insert a small-scale map showing the location and access to the property(s), as required by Instruction 3(B) of Rule 102 of Regulation S-K. Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.

        Response:    Instruction 3 of Item 102 of Regulation S-K requires the inclusion of maps if individual properties "are of major significance". As noted above, due to the preliminary stage of activities at each of its exploration properties, the Company does not consider any of its exploration properties to be material. At the time it concludes that one or more of its properties is material, the Company will provide the additional information required by Item 102, including a map showing the location of and access to the property.

        Comment 13:    Please include the date of signature with the consent of Mine Reserves Associates, Inc.

        Response: A revised consent, including the signature date of March 31, 2006, will be filed as Exhibit 23.2 to the amended annual report on Form 10-K/A to be filed by the Company.

        Please call me at 303-892-7348 or Deborah Friedman at 303-892-7356 if you would like to discuss these matters.

Regards,
/s/ BRIAN J. BOONSTRA
Brian J. Boonstra for DAVIS GRAHAM & STUBBS LLP
cc:
Carmen Moncada-Terry, Division of Corporation Finance
Timothy Levenberg, Division of Corporation Finance
Gerald J. Malys, Apex Silver Mines Limited
Robert P. Vogels, Apex Silver Mines Limited